

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Cindy Xiaofan Wang
Chief Financial Officer
Trip.com Group Limited
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

      Re: Trip.com Group Limited
         Form 20-F for the Fiscal Year Ended December 31, 2021
         File No. 001-33853

Dear Cindy Xiaofan Wang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services